Mail Stop 3561
                                                            September 5, 2018

Julia D. Hartz
Chief Executive Officer
Eventbrite, Inc.
155 5th Street, 7th Floor
San Francisco, CA 94103

       Re:     Eventbrite, Inc.
               Amendment No. 2 to Registration Statement on Form S-1 Filed August 28, 2018
               File No. 333-226978

Dear Ms. Hartz:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2018 letter.

Executive Compensation, page 132

1. We note that you have made numerous revisions to your executive compensation disclosure beginning on page 132. For example, the summary compensation table reflects compensation amounts for Ms. Hartz and Mr. Rosenberg that are significantly lower than those previously disclosed. Please explain to us why you have made these revisions.
 Julia D. Hartz
Eventbrite, Inc.
September 5, 2018
Page 2

Note 3. Acquisitions

2017 Acquisitions, page F-23

2. We have reviewed your response to comment 4. You indicate that you engaged
       KPMG LLP to determine the fair value of the Promissory Note. Please explain all the potential settlement options for the Promissory Note that were evaluated including any involving cash-payout. Please also identify any other liquidity options that were available to Pandora to convert the Note to cash. Please specifically indicate whether prepayment or conversion was solely at the option of the issuer or conditioned in any way and revise to disclose which party held the option to convert. Please provide us with your analysis of whether the Note contained an embedded derivative. Refer to
       ASC 815-15. Please also identify and describe any restrictions on sale of common stock obtained through the conversion of the Note. To the extent transferability of the
       Note or securities underlying the Note were restricted, please advise what consideration was given to providing a liquidity discount to the principal amount of the Note. In this regard, please also advise whether you had insight into the valuation ascribed to such Note by Pandora. Based upon public filed information, it appears
       Pandora recorded it at a discount to the principal amount of the Note.

       Please finally advise whether any intervening events occurred between when the terms were finalized and the September 1, 2017 closing date of the acquisition that suggested Pandora's need for liquidity and whether any changes to such terms could have been made between June 1 and September 1, 2017 without penalty or jeopardizing the terms of acquisition. In this regard, please also explain whether and
       why the underlying conditions giving rise to subsequent negotiations with Pandora did not exist as of September 1, 2017. Given the relatively short period that transpired between September 1, 2017 and January 2018, please identify any intervening event(s) during this period that caused the fair value of the Note to decline below the amount recorded. See ASC 805-10-30-3.

Exhibits

3. Please supplementally provide us with a copy of Exhibit E (Form of Note) to the membership interest purchase agreement filed as Exhibit 2.1.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Julia D. Hartz
Eventbrite, Inc.
September 5, 2018
Page 3

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or
Jim
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum
J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                           Sincerely,

                                                           /s/ Mara L. Ransom

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products